UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              THOUSAND TRAILS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   917326-10-0
                                 (CUSIP Number)

                              Jeffrey B. Cobb, Esq.
                              Cobb & Eisenberg LLC
                               315 Post Road West
                                 (203) 222-9560
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 24, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
                                                               Page 1 of 9 pages

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CUSIP No. 917326-10-0                           Page  2  of   9  Pages
         ------------                                ---    -----
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Carl Marks Strategic Investments, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

                         WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                             2,668,765 shares**
        SHARES            ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                                -0-
       REPORTING          ------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH
                                             2,668,765 shares**
                          ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,668,765 shares**
--------------------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         35.7%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

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CUSIP No. 917326-10-0                           Page  3  of   9  Pages
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--------------------------------                --------------------------------
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Carl Marks Strategic Investments II, L.P.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                         WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                             690,481 shares**
        SHARES            ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                                -0-
       REPORTING          ------------------------------------------------------
        PERSON               9     SOLE DISPOSITIVE POWER
         WITH
                                             690,481 shares**
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         690,481 shares**
--------------------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.3 %
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

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CUSIP No. 917326-10-0                           Page  4  of   9  Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Carl Marks Management Company, L.P.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                         AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                             3,359,246 shares**
        SHARES            ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                                -0-
       REPORTING          ------------------------------------------------------
        PERSON               9     SOLE DISPOSITIVE POWER
         WITH
                                             3,359,246 shares**
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,359,246 shares**
--------------------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         44.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

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CUSIP No. 917326-10-0                           Page  5  of   9  Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Andrew M. Boas
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                         AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                             31,569 shares
        SHARES            ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                                3,678,819 shares**
       REPORTING          ------------------------------------------------------
        PERSON               9     SOLE DISPOSITIVE POWER
         WITH
                                             31,569 shares
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                             3,678,819 shares**
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,710,388 shares**
--------------------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         48.8%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                         IN
--------------------------------------------------------------------------------

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CUSIP No. 917326-10-0                           Page  6  of   9  Pages
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Robert C. Ruocco

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                         AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
      NUMBER OF
       SHARES             ------------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER
       OWNED
        BY                                 3,676,231 shares**
       EACH               ------------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      AGENCY
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                             3,676,231 shares**
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,676,231 shares**
--------------------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         48.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer


         This Amendment No. 8 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Thousand Trails, Inc. (formerly USTrails Inc.), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234.

         This Amendment to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act "). This Amendment further amends (and restates in full) a Schedule 13D, dated January 9, 1992, as previously amended by Amendment No. 1, dated February 7, 1992, Amendment No. 2, dated November 7, 1992, Amendment No. 3, dated March 9, 1993, Amendment No. 4, dated June 30, 1994, Amendment No. 5, dated August 12, 1996, Amendment. No. 6, dated December 12, 1996, and Amendment No. 7, dated December 27, 1996 (the "Original Schedule 13D" ).

         Except as amended hereby, the responses in the Original Schedule 13D remain unchanged.


Item 3.  Source and Amount of Funds or Other Consideration


         The total consideration utilized by Partnership II to acquire an additional 179,555 shares of Common Stock reported herein was $694,636 in cash, the source of which was its investment capital.


Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, Partnership II owned beneficially 690,481 shares of Common Stock, constituting approximately 9.3% of the outstanding shares. In its capacity as general partner of Partnership II, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

         By reason of the foregoing (and ownership previously reported in the Original Schedule 13D), as of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) Partnership I, 2,668,765 shares (35.2%); (ii) Partnership II, 690,481 shares (9.3%); (iii) the General Partner, 3,359,246 shares (44.2%); (iv) Mr. Boas, 3,710,388 shares (48.8%); and (v) Mr. Ruocco,
3,676,231 shares (48.4%).

         (b) The General Partner, in its capacity as general partner of the Partnerships, may be deemed to have the power to vote or to dispose of the 2,668,765 shares of Common Stock owned by Partnership I and the 690,481 shares of Common Stock owned by Partnership II.

         (c) On October 17, 1997, Partnership II purchased 38,430 shares of Common Stock, in a negotiated transaction, at a price of $3.625 per share, net.

         On October 24, 1997, Partnership II purchased 141,125 shares of Common Stock, in a negotiated transaction, at a price of $3.935 per share, net.

         Except as aforesaid, or as previously reported in the Original Schedule 13D, no transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.


                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 6, 1997


                                        CARL MARKS STRATEGIC INVESTMENTS, L.P.
                                        By: Carl Marks Management Company, L.P.,
                                        General Partner


                                        By:  /s/ Andrew M. Boas
                                            ------------------------------------
                                            Andrew M. Boas, a General Partner

                                        CARL MARKS STRATEGIC INVESTMENTS II,
                                        L.P.
                                        By: Carl Marks Management Company, L.P.,
                                            General Partner


                                        By:  /s/Andrew M. Boas
                                            ------------------------------------
                                            Andrew M. Boas, a General Partner


                                        CARL MARKS MANAGEMENT COMPANY, L.P.


                                        By:  /s/ Andrew M. Boas
                                            ------------------------------------
                                            Andrew M. Boas, a General Partner



                                             /s/ Andrew M. Boas
                                        ----------------------------------------
                                                  ANDREW M. BOAS


                                             /s/ Robert C. Ruocco
                                        ----------------------------------------
                                                  ROBERT C. RUOCCO
                                      -9-